03041061

SECURIT... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2004 WASH. D.C. PROCESSING SECTION 158

SEC FILE NUMBER
8- 51591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EAGLE GATE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 WEST SOUTH TEMPLE, SUITE 1050
(No. and Street)

SALT LAKE CITY	UTAH	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RODGER A. NYE (801) 323-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SORENSEN,VANCE & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. LION LANE, SUITE 220	SALT LAKE CITY	UTAH	84121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EAGLE GATE SECURITIES, INC.

FORM X-17A-5 WITH REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FOR THE YEAR ENDED DECEMBER 31, 2003

EAGLE GATE SECURITIES, INC.

TABLE OF CONTENTS

	Page
Report of Independent Certified Public Accountants	1
Oath or Affirmation to Financial Statements	2
Statement of Financial Condition	3-4
Statement of Operations	5
Statement of Cash Flows	6
Statement of Changes in Stockholders' Equity	7
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	8
Notes to Financial Statements	9-12
Supplementary Information	
Computation of Net Capital	13
Reconciliation of Net Capital Computation	14
Computation of Aggregate Indebtedness	15
Exemptive Provision Under Rule 15c3-3	16
Independent Certified Public Accountants' Supplementary Report on Internal Accounting Control	17-18

Sorensen, Vance & Company, P.C.
Certified Public Accountants
A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of Public Company
Accounting Oversight Board

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Eagle Gate Securities, Inc.

We have audited the accompanying statement of financial condition of Eagle Gate Securities, Inc. (a Utah corporation), as of December 31, 2003, and the related statements of operations, cash flows, stockholders' equity and liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Gate Securities, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance & Company, P.C.

February 24, 2004

EAGLE GATE SECURITIES, INC.
OATH OR AFFIRMATION TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

I, Rodger A. Nye, President of Eagle Gate Securities, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to Eagle Gate Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rodger A. Nye
President

Subscribed and sworn to before me this
25th day of February, 2004

Notary Public
Residing in Salt Lake County, Utah

My Commission Expires 6/12/07

Notary Public
SHANE R. PHILBRICK
15 West South Temple, 01050
Salt Lake City, Utah 84101
My Commission Expires
June 12, 2007
State of Utah

EAGLE GATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current assets:	
Cash and cash equivalents	$ 72,259
Marketable securities, at market value	304,058
Accounts receivable, less allowance for doubtful accounts of $9,429	169,391
Other receivables	24,634
Prepaid expenses	41,973
Deferred taxes	3,700
Total current assets	616,015
Property and equipment, at cost:	
Office equipment	154,209
Furniture and fixtures	127,383
Leasehold improvements	43,510
Less accumulated depreciation	(183,821)
Net property and equipment	141,281
Other assets:	
Required cash to be on deposit at clearing organization	100,000
Other assets	3,300
Total other assets	103,300
Total Assets	$ 860,596

Continued next page

The accompanying notes are an integral
part of the financial statements.

EAGLE GATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION (Continued)
DECEMBER 31, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 91,324
Accrued compensation to officers and directors	189,777
Accrued compensation to employees and registered representatives	57,739
Subordinated debt, due to officers and directors	60,000
Retirement plan payable	33,353
Income taxes payable	5,738
Total current liabilities	437,931
Long-term liabilities:	
Deferred income taxes payable	15,900
Deferred rent	1,476
Total long-term liabilities	17,376
Total liabilities	455,307
Stockholders' equity:	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	199,000
Retained earnings	205,289
Total stockholders' equity	405,289
Total Liabilities and Stockholders' Equity	$ 860,596

The accompanying notes are an integral part of the financial statements.

EAGLE GATE SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 2,505,760
Managed account fees	324,302
Net gain on firm trading accounts	5,118
Interest income	65,844
Other income	32,443
Total revenue	2,933,467
Expenses:	
Commissions, salaries and payroll taxes	1,848,810
Clearing and trade execution charges	471,355
Occupancy	88,223
Communications	53,783
Office expense	67,066
Depreciation and amortization	48,700
Travel and promotion	84,105
Professional fees	72,723
Regulatory fees	23,106
Bad debt expense	89,517
Interest expense	6,354
Other	2,771
Total expenses	2,856,513
Income before income taxes	76,954
Income tax expense	18,998
Net income	$ 57,956

The accompanying notes are an integral part of the financial statements.

EAGLE GATE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net income	$ 57,956
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	48,700
Change in deferred rent	(2,725)
Change in deferred taxes	(3,800)
Changes in assets and liabilities:	
(Increase) in marketable securities	(83,385)
(Increase) in accounts receivable	(20,981)
(Increase) in other receivables	(24,634)
(Increase) in prepaid expenses	(15,048)
Increase in accounts payable and accrued expenses	46,439
Increase in accrued compensation to officers and directors	103,987
Increase in retirement plan payable	33,353
(Decrease) in accrued compensation	(19,300)
Increase in income taxes payable	5,621
Net cash provided by operating activities	126,183
Cash Flows From Investing Activities:	
Acquisition of furniture and equipment	(54,341)
Net cash (used) in investing activities	(54,341)
Cash Flows From Financing Activities	
Principal payments on subordinated borrowings	(60,000)
Net cash (used) in financing activities	(60,000)
Net increase in cash	11,842
Cash and cash equivalents, beginning of year	60,417
Cash and cash equivalents, end of year	$ 72,259

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ 17,543
Interest	$ 7,682

The accompanying notes are an integral part of the financial statements.

EAGLE GATE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances: January 1, 2003	1,000	$ 1,000	$ 199,000	$ 147,333	$ 347,333
Net income	--	--	--	57,956	57,956
Balances: December 31, 2003	1,000	$ 1,000	$ 199,000	$ 205,289	$ 405,289

The accompanying notes are an integral part of the financial statements.

EAGLE GATE SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated loans - January 1, 2003	$ 120,000
Issuance of new loans	--
Principal payments on loans	(60,000)
Subordinated loans - December 31, 2003	$ 60,000

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

a. Business

The Company was incorporated in January, 1999 under the laws of the State of Utah and began operations as a securities broker dealer in September, 1999. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's business is principally limited to the purchase and sale of securities for customers for which a commission is received. The Company began trading in securities for its own account in the year 2000. The Company operates in the state of Utah and has securities transactions with customers within that state and numerous other states where the Company is registered.

b. Revenue Recognition

Commission revenue is recorded in the accounts on settlement date, which is three business days after the transaction is executed.

c. Customer Security Transactions

Security transactions for customers are cleared through another broker dealer on a fully disclosed basis. The Company, therefore, does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. Marketable Securities

Marketable securities held by the Company at December 31, 2003 consist of a high yield bond fund and one common stock and are valued based upon quoted market prices. Unrealized gains and losses are reflected in the financial statements.

e. Cash and Cash Equivalents

The Company utilizes a sweep account at its principal bank whereby available funds are invested overnight. For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents.

Cash required to be on deposit at the clearing organization is excluded from cash and cash equivalents.

f. Furniture, Equipment and Depreciation

The Company capitalizes all expenditures for furniture, improvements and equipment which have a cost of $1,000 or more and an estimated useful life of at least one year. Depreciation on office furniture and equipment is provided using the straight-line method over expected useful lives of 5 to 7 years. Improvements are depreciated over 10 years. The Company uses accelerated depreciation methods for tax purposes. Normal maintenance and repair items are expensed as incurred.

g. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding securities values, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

h. **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. Timing differences are created by different expense recognition for financial and tax reporting purposes for the recognition of doubtful accounts and depreciation expense. The tax effects for these differences are reported as deferred income taxes in the financial statements.

2. CASH ON DEPOSIT AT CLEARING ORGANIZATION

The organization that clears the Company's security transactions requires that the Company maintain a cash deposit of $100,000 which is equivalent to its minimum net capital requirement (see note 8). The funds, held in an account at the Clearing Organization, amounted to $100,311 at December 31, 2003.

3. PAYABLE TO OFFICERS

The amount due to officers includes compensation payable at December 31, 2003, in the amount of $189,777. Such amounts are payable in the normal course of business.

4. SUBORDINATED LOAN AGREEMENTS

The Company has entered into two subordinated loan agreements with the Company's officers and directors totaling $60,000. All of the agreements provide for interest at 6% per annum. The loan principal and interest is subordinated in right of payment to all claims of present and future creditors of the Company. Both subordinated loan agreements mature in July, 2004.

The subordinated loan agreements have been approved by the National Association of Securities Dealers, Inc. (NASD) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 8). To the extent that the borrowings are required for compliance with minimum net capital requirements, they may not be repaid.

5. RETIREMENT PLAN

All full-time employees are eligible to participate in the Company's 401(k) profit sharing retirement plan, which has no length of service requirement. The plan is an employee salary reduction plan that defers taxes on contributions until the date of withdrawal. The Company provides a matching contribution equal to 100% of the elected salary reductions (up to 4%) of the respective employee's compensation. The Company's contributions immediately vest to each participant. The Company's matching contribution to the 401(k) plan for the year ended December 31, 2003 was $33,353, all of which was accrued as a payable at December 31, 2003.

During the year ended December 31, 2003, the Company terminated a prior profit sharing plan and distributed the assets in accordance with participant requests.

6. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes due currently and for deferred taxes which relate to timing differences for the expense recognition of depreciation. Income tax expense consists of the following:

Current income taxes at statutory rates:	
Federal	$ 17,848
State	4,950
Total	22,798
Deferred tax (benefit) for current year timing differences	(3,800)
Income tax expense	$ 18,998

The actual expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 25 percent as follows:

Computed "expected" tax expense	$ 19,239
State taxes, net of effect on Federal returns	2,886
Non-deductible expenses and permanent timing differences	1,358
Effect of graduated income tax rates	(685)
Change in deferred income taxes	(3,800)
	$ 18,998

7. LEASE COMMITMENT

The Company entered into a five year operating lease with the option of a five year extension, effective July 15, 1999, for office space. The agreement provides for monthly payments of $7,008 in the first three years and $7,387 for the next two years. The difference between the actual rent paid and the average rent for the duration of the lease agreement has been recorded as deferred rent totaling $1,476 as of December 31, 2003. Rent expense for 2003 was $88,223. The lease is scheduled to expire in 2004, and the future minimum lease payments that are payable under the agreement total $44,321.

8. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2003, the Company's net capital was $201,394 which was $101,394 in excess of the $100,000 minimum required.

9. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

Market risk is the potential change in value of financial instruments caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company may purchase non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a settlement date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either customers or other broker dealers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis.

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

EAGLE GATE SECURITIES, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

EAGLE GATE SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Total stockholders' equity	$ 405,289
Deduct: equity not allowable for net capital	--
Total stockholders' equity qualified for net capital	405,289
Liabilities subordinated to claims of general creditors allowable in computation of net capital	60,000
Total capital and allowable subordinated liabilities	465,289
Total non-allowable assets from Statement of Financial Condition	(214,888)
Net capital before haircuts on securities positions	250,401
Haircuts on securities:	
Trading and investment securities:	
Common stocks	(4,050)
Money market accounts	(3,104)
Bond funds	(41,559)
Undue concentration	(294)
Total haircuts	(49,007)
Net capital per audit	$ 201,394

SEE RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION, PAGE 14

EAGLE GATE SECURITIES, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
DECEMBER 31, 2003

Net capital per respondent's unaudited computation	$ 201,104
Net adjustments to ownership equity	(7,363)
Decrease in non-allowable assets	6,620
Decrease in haircuts on securities' positions	1,033
Net capital per audit	$ 201,394

EAGLE GATE SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003

Accounts payable and accrued expenses	$ 91,324
Accrued compensation to officers and directors	189,777
Accrued compensation to employees and registered representatives	57,739
Retirement plan payable	33,353
Income taxes payable	5,738
Total Aggregate Indebtedness	$ 377,931
Ratio of aggregate indebtedness to net capital	1.9:1

EAGLE GATE SECURITIES, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2003

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	________
B.	"Special Account for the Exclusive Benefit of Customers" maintained	________
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm CORRESPONDENT SERVICES CORP.	X
D.	Exempted by order of the Commission	________

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of Public Company
Accounting Oversight Board

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Eagle Gate Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Eagle Gate Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including its activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Swenson, Vance & Company, P.C.

February 24, 2004